GANDER MOUNTAIN COMPANY

180 East Fifth Street, Suite 1300
Saint Paul, Minnesota  55101
(651) 325-4300

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:                John Fieldsend

                                Staff Attorney

Re:                          Gander Mountain Company

                                Registration Statement on Form S-3

                                File No. 333 -145643

Ladies and Gentlemen:

                With respect to the above-referenced Registration Statement on Form S-3 filed by Gander Mountain Company with the Securities and Exchange Commission, Gander Mountain hereby respectfully requests, under Rule 461, that the effectiveness of the Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on June 11, 2008, or as soon thereafter as possible.

                In connection with its request for acceleration, Gander Mountain acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations thereunder as they relate to the proposed public offering of the securities in the above referenced registration statement.  Gander Mountain also acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Gander Mountain from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Gander Mountain may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ERIC R. JACOBSEN
Eric R. Jacobsen
Senior Vice President and General Counsel